UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009
Commission File Number: 001-33722
Longtop Financial Technologies Limited
(Exact Name of Registrant as Specified in its Charter)
Flat A, 10/F, Block 8, City Garden
233 Electric Road, North Point
Hong Kong
(86 592) 2396 888
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 16, 2009, Longtop Financial Technologies Limited (the “Company”) issued a press release regarding its unaudited financial results for the fiscal quarter ended September 30, 2009 and a press release announcing a follow-on offering by the Company of 3,700,000 American depositary shares. The Company’s press releases are furnished as Exhibits 99.1 and 99.2.
The press releases of the Company attached as Exhibits 99.1 and 99.2 contain “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. A description of factors and risks that could cause actual results to differ from those set forth in such forward looking statements is included in each of the press releases and is incorporated herein by reference.
Exhibits.

99.1	Press release regarding financial results for the fiscal quarter ended September 30, 2009.
99.2	Press release announcing follow-on public offering of American depositary shares.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: November 16, 2009	LONGTOP FINANCIAL TECHNOLOGIES LIMITED
	By:	/s/ Derek Palaschuk
	Name:	Derek Palaschuk
	Title:	Chief Financial Officer